Republic of Panama

Ministerio de Economía y Finanzas

Dirección de Crédito Público

Vía España y Calle 52

Edificio Ogawa, Piso 4

Apartado 0816-02886

Panama, Republic of Panama

FOR IMMEDIATE RELEASE

June 2, 2008

Panama, Republic of Panama—The Republic of Panama (“Panama”) announced today an invitation (the “Invitation”) to holders of the following global bonds:

•	9.625% Global Bonds due 2011 (ISIN: US698299AP93; CUSIP: 698299AP9) (the “2011 Bonds”) and
•	9.375% Global Bonds due 2012 (ISIN: US698299AQ76; CUSIP: 698299AQ7) (the “2012 Bonds”, and, together with the 2011 Bonds, the “old bonds”),

to submit one or more offers to exchange (“Exchange Offers”) old bonds for a reopening of Panama’s 9.375% U.S. Dollar-Denominated Global Bonds due 2029 (ISIN US698299AK07; CUSIP: 698299AK0) (the “2029 Bonds”) on the terms and subject to the conditions described in the Prospectus Supplement dated June 2, 2008 (the “Prospectus Supplement”), to the Prospectus dated June 27, 2006, attached thereto (the “Prospectus”). An aggregate principal amount of $500,000,000 2029 Bonds are currently outstanding. In addition to receiving 2029 Bonds in exchange for old bonds, bondholders will also receive a net cash payment equal to the accrued interest on the old bonds less accrued interest on the 2029 Bonds (since their last interest payment date on April 1, 2008) plus cash in lieu of rounding down because 2029 Bonds can only be delivered in multiples of $1,000.

The Invitation will commence at 9:00 a.m., Central European time, on June 3, 2008, and expire at 5:00 p.m., New York City time, on June 3, 2008, unless extended or earlier terminated (the “Expiration Date”).

The amount of 2029 Bonds delivered will equal the accepted amounts of old bonds times the Repurchase Price divided by the Reopening Price. The Repurchase Prices and the Reopening Price will be based on the sum of the yields of Reference U.S. Treasury Notes and Spreads as shown below:

•	2011 Bonds: U.S. 2.625% Treasury Notes due 5/31/2010; Repurchase Spread: 1.07%
•	2012 Bonds: U.S. 3.500% Treasury Notes due 5/31/2013; Repurchase Spread: 0.94%
•	2029 Bonds: U.S. 4.375% Treasury Notes due 2/15/2038; Reopening Spread: 1.68%

The Reference U.S. Treasury Note yields will be calculated based on the applicable bid-side prices as reported on Bloomberg screen PX1 at approximately 11:00 a.m., New York City time, on the Announcement Date, which is the business day after the Expiration Date. The Repurchase Price and the Reopening Price exclude accrued interest. It is anticipated that exchanging holders will receive less principal amount of 2029 Bonds than old bonds tendered in the exchange.

Results, including acceptance amounts and proration factors, if applicable, U.S. Treasury Note yields and Repurchase and Reopening Prices, will be announced by press release at or around 1:00 p.m., New York City time, on the Announcement Date. Panama intends to issue a maximum of $500,000,000 aggregate principal amount of 2029 Bonds and, in its sole and absolute discretion, may accept all, some or no Exchange Offers on both the 2011 Bonds and the 2012 Bonds. If less than all Exchange Offers are accepted on either or both old bonds, a proration factor will be applied equally to all Exchange Offers on each old bond, subject to rounding. The proration factor applicable to each series of old bonds may differ at Panama’s sole and absolute discretion.

The 2029 Bonds, if issued, will be delivered in book-entry form only through the facilities of The Depository Trust Company (“DTC”) on or about June 11, 2008, which is referred to as the “Settlement Date”. You may also hold a beneficial interest in the 2029 Bonds through Euroclear Bank S.A./N.V., as operator of the Euroclear System plc (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), directly as a participant in one of those systems or indirectly through financial institutions that are participants in any of those systems.

Copies of the Invitation may be obtained free of charge by eligible participants from the information agent, the exchange agent or one of the joint dealer managers.

In the event that Panama modifies the terms of the Invitation in a manner adverse to the holders of the old bonds or there is a material adverse change in or affecting the financial, economic, fiscal or political condition of Panama otherwise than as set forth in the Invitation, in each case between the date of the Invitation and the Settlement Date, Panama shall deliver to the holders a supplement to the Invitation as required by applicable law. In such case, the holders of the old bonds will have the right to withdraw their Exchange Offers, which right shall extend for the two New York City business days following the publication of such supplement. Other than in such circumstances, an Exchange Offer, once made, will be irrevocable and, therefore, may not be withdrawn.

Panama reserves the right, in its sole and absolute discretion, to extend the Invitation. Any such extension will be announced by Panama by press release no later than 9:00 a.m., New York City time, on June 4, 2008. The duration of any such extension shall be within Panama’s sole and absolute discretion, but in no case shall expire later than the fifth New York City business day after the originally scheduled Expiration Date without offering withdrawal rights. If extended, the final day of such extension period shall be the Expiration Date.

Further Information

Application has been made to list the newly issued 2029 Bonds on the Luxembourg Stock Exchange and to have the 2029 Bonds trade on the Euro MTF Market.

Holders of old bonds considering participating in the Invitation should carefully consider the risk factors discussed under “Risk Factors” in the Prospectus Supplement.

The Prospectus Supplement and the Prospectus incorporate by reference Panama’s Annual Report on Form 18-K for 2006 that has been filed with the U.S. Securities and Exchange Commission (“SEC”). The Prospectus referred to above is incorporated herein by reference and may be accessed by clicking the following hyperlink: http://www.sec.gov/Archives/edgar/data/76027/000119312506134090/dsb.htm. The Prospectus Supplement referred to above is incorporated herein by reference and may be accessed by clicking the following hyperlink: http://www.sec.gov/Archives/edgar/data/76027/000119312508126114/d424b5.htm.

Concurrently with the Invitation, Panama is offering up to $235,000,000 aggregate principal amount of its 7.25% U.S. Dollar Denominated Global Bonds, due 2015 (the “Concurrent Offering”). A Prospectus Supplement with respect to the Concurrent Offering has been filed with the SEC and may be accessed by clicking the following hyperlink: http://www.sec.gov/Archives/edgar/data/76027/000119312508126117/d424b5.htm.

Information Agent

The information agent for the Invitation is Global Bondholder Services Corporation, located at 65 Broadway, Suite 723, New York, NY 10006 (Attention: Corporate Actions). The information agent can be reached by telephone at the following numbers: (Banks and Brokers) +1-212-430-3774; (toll free) +1-866-873-5600.

Exchange Agent

The exchange agent for the Invitation is Citibank, N.A., located at Citigroup Centre, Canada Square, Canary Wharf London E14 5LB, United Kingdom (Attention: Exchange Operations; Reference: Republic of Panama Exchange Offer). The exchange agent can be reached by telephone at +44-20-7508-3866 or by facsimile at +44-20-7508-3866. The exchange agent can be reached by email at exchange.gats@citigroup.com

Luxembourg Exchange Agent

The Luxembourg exchange agent for the Invitation is Deutsche Bank Luxembourg, S.A., located at 2, Boulevard Konrad Adenauer, L – 1115 Luxembourg. The Luxembourg exchange agent can be reached by telephone at +352-42122-243 or by facsimile at +352-42122-718.

Joint Dealer Managers

Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are acting as Joint Dealer Managers for the Invitation.

Citigroup Global Markets Inc. is located at 390 Greenwich Street, New York, NY 10013 (Attention: Liability Management Group). Citigroup Global Markets Inc. can be reached by telephone at the following numbers: (In the United States) +1-800-558-3745; (Outside the United States, call collect) +1-212-723-6108.

Deutsche Bank Securities Inc. is located at 60 Wall Street, New York, NY 10005 (Attention: Liability Management Group). Deutsche Bank Securities Inc. can be reached by telephone at the following numbers: (In the United States) +1-866-627-0391; (Outside the United States, call collect) +1-212-250-2955.

Panama has filed a registration statement (including the Prospectus and the Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the Prospectus Supplement in that registration statement and other documents Panama has filed with the SEC for more complete information about Panama and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint dealer managers, the information agent, the exchange agent or the Luxembourg exchange agent will arrange to send you the Prospectus if you request it by calling any of Citigroup toll-free at 1-800-558-3745, Deutsche Bank Securities Inc. toll-free at 1-866-627-0391 or the information agent toll-free at 1-866-873-5600.

Panama is making the Invitation only in those jurisdictions where it is legal to do so. The Invitation is void in all jurisdictions where it is prohibited. If materials relating to the Invitation come into your possession, you are required by Panama to inform yourself of and to observe all of these restrictions. The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Invitation be made by a licensed broker or dealer and any joint dealer manager or any affiliate of a joint dealer manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by such joint dealer manager or such affiliate on behalf of Panama in that jurisdiction.

United Kingdom: Stabilisation/FSA.

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